Genius Brands International, Inc.
301 N. Canon Drive, Suite 305

Beverly Hills, CA 90210

January 26, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-1
Filed on November 20, 2017, as amended on December 22, 2017
and January 17, 2018
File No. 333-221683
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Tuesday, January 30, 2018, at 10:00 a.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Very truly yours,

Genius Brands International, Inc.

/s/ Andy Heyward
Andy Heyward
Chief Executive Officer

cc:	Securities and Exchange Commission

Laura Nicholson

Sonia Bednarowski

Genius Brands International, Inc.

Rebecca D. Hershinger, Chief Financial Officer

Gregory B. Payne, Executive Vice President – Legal/Business Affairs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.